Exhibit 77(d)

At a meeting held March 2 and March 3, 2005 the Board of
Trustees approved a change to the Van Kampen Senior Income Trust investment policies regarding the current investment requirements for senior notes. The changes modify the current limitation on senior notes. Such modification allows investments in senior notes provided that senior notes represent the only form of senior debt financing in the borrowers capital structure or enjoy a pari passu position with other senior loans in the borrowers capital structure with respect to collateral only and not with respect to the other covenants and terms.